UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-34020

MICREL, INCORPORATED

(Exact name of registrant as specified in its charter)

2180 Fortune Drive

San Jose, California 95131

 Telephone number: (408)944-0800

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, no par value

 (Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: one (1).

Pursuant to the requirements of the Securities Exchange Act of 1934, Micrel, Incorporated has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 10, 2015	MICREL, INCORPORATED

	By:	/s/ Colin Sturt
	Name:	Colin Sturt
	Title:	Vice President of Corporate Development, General Counsel and Corporate Secretary